

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 16, 2010

Mr. George Shaw
President and Director
Energas Resources, Inc.
800 Northeast 63rd St.
Oklahoma City, OK 73105

Re: Energas Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 18, 2009, as amended December 8, 2009
Form 10-K for Fiscal Year Ended January 31, 2009
Filed June 16, 2009
Form 10-Q for Fiscal Quarter Ended April 30, 2009
Filed July 14, 2009
Form 10-Q for Fiscal Quarter Ended July 31, 2009
Filed September 14, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 15, 2009
File No. 0-33259

Dear Mr. Shaw:

We note your response to comment 1 in our letter dated March 11, 2010, whereby you have declined to provide further responses to our comment. We disagree with your position regarding the disclosure of information related to your material weakness in disclosure controls and procedures. We believe that the information we have requested is necessary for investors to make informed investment decisions. We remind you that the company and its management are responsible for the accuracy and adequacy of the disclosures you have made.

We also note your response to comment 2 and we do not believe that your response addresses the concerns we have raised.

If you do not respond to the outstanding comments within 10 business days of this letter, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find

more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mr. William T. Hart
        (by facsimile (303) 839-5414)